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                                            September 23, 2005


VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

ATTENTION:  Jill S. Davis, Branch Chief

            Re: Response Submitted in the Matter of EnCana Corporation's 2004 40-F for Fiscal Year Ended December 31, 2004
                  (File No. 1-15226)

Ladies and Gentlemen:

                  On behalf of our client, EnCana Corporation ("EnCana") and in response to a comment letter dated September 15, 2005 (the "COMMENT LETTER") from the staff (the "STAFF") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "COMMISSION"), EnCana has asked us to submit to you its responses to the Comment Letter (the "RESPONSES") relating to its annual report on Form 40-F for the fiscal year ended December 31, 2004. Attached as ANNEX A hereto, please find the Responses.

                  Please note that a letter to the Commission from EnCana attached as ANNEX B hereto contains the required "Tandy" waiver and the other undertakings requested in the Comment Letter.

U.S. Securities and Exchange Commission                                        2


                  The contact information of the responsible representative at EnCana is Mr. John D. Watson, Executive Vice-President & Chief Financial Officer, 1800-855 2nd Street, S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5.

                  In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

                  If the Staff wishes to discuss this letter or the attached documents, please contact Mr. Watson or me at (212) 373-3078.

                                        Very truly yours,


                                        /s/ Andrew J. Foley
                                        -----------------------------
                                        Andrew J. Foley

cc:      John D. Watson
         Gary Molnar
               EnCana Corporation

                                                                         ANNEX A


                                Company Responses

              The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company's responses to the Staff's comments are as follows:

GENERAL

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES, PAGE 24

1. Please revise your disclosure of the standardized measure to remove the subtotal Undiscounted pre-tax cash flows, as this subtotal is not contemplated by SFAS 69.

RESPONSE TO COMMENT 1

              EnCana's intent in including the subtotal referred to in your comment as part of its standardized measure disclosure was to provide additional information to readers. Presentation of the subtotal is consistent with the general format of the Company's Consolidated Statement of Earnings. Although the illustration in SFAS 69 does not include such a subtotal, SFAS 69 does not preclude its disclosure and EnCana's intent was to provide the information as a benefit to investors. In addition, disclosure of the subtotal does not otherwise change the amounts required to be disclosed and in EnCana's view, its inclusion is not misleading.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE 5

2. We note in your reconciliation of net earnings to net cash provided by operating activities that you present the subtotal Cash flow from continuing operations above total net cash provided by operating activities. We note the Illustrative example in CICA 1540, and that the subtotal presented does not include net income; rather the presentation only includes "items not affecting cash." Support your disclosure of these subtotals under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation.

RESPONSE TO COMMENT 2

              We note your reference to the illustrative example included in the CICA Handbook section 1540. This is an example presented by the CICA, but is not the sole definer of Canadian GAAP. There are no statements or principles in CICA 1540 that preclude the inclusion of this information to provide additional disclosure that is meaningful to the users of the financial statements.

              The presentation format adopted in the Consolidated Statement of Cash Flows is in accordance with Canadian GAAP. In addition, EnCana's presentation is consistent with presentation formats used by Canadian companies in the oil and gas industry as well as other industries, such as mining and real estate. EnCana notes that comparability is a principle of Canadian GAAP and considers that the inclusion of these subtotals assists in the comparison of EnCana's Consolidated Statement of Cash Flows to other companies with which EnCana is regularly compared.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 6

A)      PRINCIPLES OF CONSOLIDATION, PAGE 6

3. Expand your accounting policy with respect to the use of proportionate consolidation, to identify the legal form of each entity and the nature of the activities in which the entity being proportionately consolidated is engaged. Refer to EITF 00-1 for US GAAP. Also address the conditions required to avail yourselves of the accommodations provided in Item 17(c)(2)(vii) of Form 20-F, if applicable.

RESPONSE TO COMMENT 3

              EnCana has referred to EITF 00-1 and notes that, unlike EITF 00-1, Canadian GAAP has a broad definition of joint venture activity. Accordingly, in its Consolidated Financial Statements EnCana has set forth as its accounting policy with respect to proportionate consolidation a statement that is consistent with Canadian GAAP. EnCana notes that the wording in its accounting policy is generally consistent with the wording used by Canadian issuers to describe all joint venture activity under Canadian GAAP, including jointly controlled assets.

              EnCana has prepared its reconciliation to U.S. GAAP in its Form 40-F in accordance with Item 17 of Form 20-F. However, in doing so, EnCana has concluded that Item 17(c)(2)(vii) of Form 20-F is not applicable to EnCana because there is no reconciling item.

                                                                         ANNEX B



                                         EnCana Corporation
                                         1800-855 2nd Street, S.W.
                                         P.O. Box 2850
                                         Calgary, Alberta, Canada  T2P 2S5


                                        September 23, 2005



U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:   Jill S. Davis, Branch Chief

             Re: Response Submitted in the Matter of EnCana Corporation's 2004 40-F for Fiscal Year Ended December 31, 2004
                    (File No. 1-15226)

Ladies and Gentlemen:


                  On behalf of EnCana Corporation (the "Company"), I hereby acknowledge that:

     1. the Company is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2004 (the "Filing");

     2. comments by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

     3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,


                                            /s/ John D. Watson
                                            ------------------------------
                                            John D. Watson
                                            Executive Vice-President &
                                            Chief Financial Officer